CHAPMAN AND CUTLER LLP                                    111 WEST MONROE STREET
                                                         CHICAGO, ILLINOIS 60603


                               December 21, 2018


VIA EDGAR CORRESPONDENCE
------------------------

Frank A. Buda
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549


      Re:       First Trust Exchange-Traded Fund IV (the "Trust")
                         File Nos. 333-174332; 811-22559
             ------------------------------------------------------

Dear Mr. Buda:

      This letter responds to your comments, provided by telephone on November 26, 2018, regarding the registration statement filed on Form N-1A for First Trust Exchange-Traded Fund IV (the "Trust") with the Securities and Exchange Commission (the "Commission") on October 16, 2018 (the "Registration Statement"). The Registration Statement relates to the First Trust Senior Loan Fund (the "Fund"), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.


COMMENT 1 - GENERAL

      If the Fund will invest in covenant-lite loans or funds which invest in such loans, please disclose this and the extent to which the Fund will invest. Also, please describe the applicable covenants being waived and the risk presented by such waiver. If the waiver of such covenants may affect the liquidity of the loans, please add disclosure to that effect as well as relevant risks.

RESPONSE TO COMMENT 1

      The Fund intends to to invest in covenant-lite loans as a part of its principal investment strategies. Accordingly, the relevant disclosure has been added to the prospectus.


COMMENT 2 - FEE TABLE

      Please explain why "Other Expenses" are 0.00%.

RESPONSE TO COMMENT 2

      "Other Expenses" appear as 0.00% because the Fund has a unitary management fee structure, wherein the Advisor is paid an annual management fee equal to 0.85% of the Fund's average daily net assets and is, in turn, responsible for the Fund's expenses, including the cost of transfer agency, custody, fund administration, legal, audit and other services.


COMMENT 3 - FEE TABLE

      Please remove the references to 12b-1 fees and address this instead in
Item 12.

RESPONSE TO COMMENT 3

      The prospectus has been revised in accordance with this comment.


COMMENT 4 - PRINCIPAL INVESTMENT STRATEGIES

      In the penultimate sentence of the second paragraph, please add "of the borrower" immediately after "in the event of a bankruptcy.".

RESPONSE TO COMMENT 4

      The prospectus has been revised in accordance with this comment.


COMMENT 5 - PRINCIPAL INVESTMENT STRATEGIES

      Please describe the term "pari passu" in plain English. Additionally, please explain how pari passu loans are "senior." Are they in the first two tranches of debt of an issuer?

RESPONSE TO COMMENT 5

      The term "pari passu" has been removed from the disclosure. The term "pari passu" is used to describe loans of equal seniority. The Fund agrees that "senior" loans are those in first two tranches of the debt of an issuer.


COMMENT 6 - PRINCIPAL INVESTMENT STRATEGIES

      Please explain the meaning of "average interest rate duration."

RESPONSE TO COMMENT 6

       The term "average interest rate duration" has been replaced with "duration."


COMMENT 7 - PRINCIPAL INVESTMENT STRATEGIES

      In the third full paragraph on page four, please disclose the lowest-rated loans in which the Fund will invest.

RESPONSE TO COMMENT 7

      The following disclosure has been added to the prospectus:

            "The Fund may invest in securities of any rating."


COMMENT 8 - PRINCIPAL INVESTMENT STRATEGIES

      To the extent that Fund intends to invest in contingent convertible securities, please disclose this and add appropriate risks.

RESPONSE TO COMMENT 8

      The Fund does not currently intend to invest in contingent convertible securities.


COMMENT 9 - PRINCIPAL INVESTMENT STRATEGIES

      The disclosure states that "the Fund may invest up to 15% of its net assets in Senior Loans and/or other floating rate loans that are in default." Please add a reference to "distressed" securities as well.

RESPONSE TO COMMENT 9

      The prospectus has been revised in accordance with this comment.


COMMENT 10 - PRINCIPAL RISKS

      Please change the name of "Distressed Securities Risk" to "Defaulted and Distressed Securities Risk."

RESPONSE TO COMMENT 10

      A separate risk named "Defaulted Securities Risk" has been added to the prospectus.


COMMENT 11 - PRINCIPAL RISKS

      Please disclose in "Bank Loans Risk" or in Item 9 that senior loans may take more than seven days to settle and that this can translate into the risk that redemption proceeds may not be paid in a timely manner or the Fund may be forced to sell securities at a loss to meet redemptions

      Please also address how the Fund will meet short-term liquidity needs in light of this lengthy settlement period.

RESPONSE TO COMMENT 11

      The Fund intends to meet short-term liquidity needs through various methods, including: holding cash; taking advantage of the Fund's letter of credit; selling high-yield bonds which settle T+2; and working with counterparties to achieve faster settlements on senior loans.

      The prospectus has otherwise been revised in accordance with this comment.


COMMENT 12 - PRINCIPAL RISKS

      Please disclose in "Bank Loans Risk" or in Item 9 that senior loans are generally not registered with the SEC under the Securities Act of 1933, as amended, and may not be subject to the protections afforded under the federal securities laws.

RESPONSE TO COMMENT 12

      The prospectus has been revised in accordance with this comment.


COMMENT 13 - ANNUAL TOTAL RETURN

      The disclosure states that Fund's returns are compared to "those of two specialty market indices." Please also compare the Fund's returns to a broad-based market index pursuant to Item 4(b)(2)(i) of Form N-1A. Please also include the disclosure required by Instruction 2(b) to Item 4(b)(2)(iii) of Form N-1A regarding additional benchmark indices.

RESPONSE TO COMMENT 13

      The Fund believes that the current comparison indices are broad-based indices. The disclosure has been revised accordingly.


COMMENT 14 - ANNUAL TOTAL RETURN

      Please move the second and third paragraph to be adjacent to the annual average total return table.

RESPONSE TO COMMENT 14

      The prospectus has been revised in accordance with this comment.


COMMENT 15 - ADDITIONAL INFORMATION ON THE FUND'S INVESTMENT OBJECTIVES AND STRATEGIES

      The information required by Item 4 of Form N-1A is intended to be a summary of the more fulsome disclosure required by Item 9. Please revise according to the disclosure regime adopted by the Commission.

RESPONSE TO COMMENT 15

      The Fund respectfully declines to revise the disclosure. The Fund's principal investment strategy is disclosed in Item 4. To the extent there is additional detail about the Fund's principal investment strategy that is not summarized in Item 4, but which is responsive to Item 9, the Fund has disclosed such detail in the Item 9 disclosure. In accordance with General Instruction C.3(a) of Form N-1A, which states that "information that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus," the Fund respectfully declines to revise the Item 9 disclosure to repeat the Fund's principal investment strategy as requested.


COMMENT 16 - FUND INVESTMENTS

      Please consider deleting the last two sentences of "Senior Loans" as it is repetitive of the preceding sentences.

RESPONSE TO COMMENT 16

      The prospectus has been revised in accordance with this comment.


COMMENT 17 - ADDITIONAL RISKS OF INVESTING IN THE FUND

      Please include all risks from the summary section here as well.

RESPONSE TO COMMENT 17

      The prospectus has been revised in accordance with this comment.


COMMENT 18 - ANNUAL TOTAL RETURN

      Please revise the penultimate sentence of "Borrowing and Leverage Risk" to clarify that the Fund will be required to maintain 300% asset coverage at all times.

RESPONSE TO COMMENT 18

      The prospectus has been revised in accordance with this comment.


COMMENT 19 - MANAGEMENT OF THE FUND

      The disclosure states that "a discussion regarding the Board's approval of the continuation of the Investment Management Agreement for the Fund is available in the Fund's Annual Report to Shareholders for the fiscal year ended October 31, 2017." Please update this date, as applicable.

RESPONSE TO COMMENT 19

      The prospectus has been revised in accordance with this comment.


COMMENT 20 - HOW TO BUY AND SELL SHARES

      Please revise the disclosure to specify what the IOPV calculation includes and does not include. For example, does the IOPV include operating fees and other accruals?

RESPONSE TO COMMENT 20

      Pursuant to the Commission's request, the second sentence of the second paragraph of the section entitled "How to Buy and Sell Shares - Share Trading Prices" has been revised as set forth below:

            "The IOPV is based on the current market value of the securities or other assets and/or cash required to be deposited in exchange for a Creation Unit and any expenses of the Fund."


COMMENT 21 - FEDERAL TAX MATTERS

      The sub-section entitled "Treatment of Fund Expenses" contains the following disclosure:

            Expenses incurred and deducted by the Fund will generally not be treated as income taxable to you. In some cases, however, you may be required to treat your portion of these Fund expenses as income. You may not be able to deduct some or all of these expenses. (emphasis added)

      Please confirm whether this disclosure is accurate, if not, please remove.

RESPONSE TO COMMENT 21

      The disclosure has been removed from the prospectus.


COMMENT 22 - PREMIUM/DISCOUNT INFORMATION

      To the extent that the Fund experienced any days where its bid/ask midpoint was greater than 2.00% above or below the Fund's net asset value, please consider revising the final range so as to provide more specific information regarding the size of the premium or discount. For example, the Fund may revise the final range so that it is 2.00 - 2.49%.

RESPONSE TO COMMENT 22

      The Fund respectfully declines to revise the disclosure as what is included is compliant with both the requirements of Item 11(g) of Form N-1A and the Fund's exemptive order.


COMMENT 23 - TOTAL RETURN INFORMATION

      Please revise this section to explain more clearly how this is different from the return information presented in Item 4.

RESPONSE TO COMMENT 23

      The following disclosure has been added to the prospectus:

            "The return information shown under "Annual Total Return" in the Fund's summary prospectus represents the average annual total returns of the Fund as of the calendar year end, while the information presented below is as of the Fund's fiscal year end."


COMMENT 24 - STATEMENT OF ADDITIONAL INFORMATION

      Please update all information required by Form N-1A (e.g., Item 18).

RESPONSE TO COMMENT 24

      The statement of additional information has been revised in accordance with this comment.


COMMENT 25 - STATEMENT OF ADDITIONAL INFORMATION

      The last line on page 2 refers to in-kind exchanges. If the fund intends to purchase and redeem in cash, please revise.

RESPONSE TO COMMENT 25

      The statement of additional information has been revised in accordance with this comment.


COMMENT 26 - STATEMENT OF ADDITIONAL INFORMATION

      With respect to the Fund's portfolio concentration policy, please explain supplementally how the Fund classifies senior loans for purposes of concentration. Additionally, please add "at all times thereafter" after "immediately after such borrowing."

RESPONSE TO COMMENT 26

      For purposes of the Fund's portfolio concentration policy, the Fund classifies senior loans using the Global Industry Classification Standard (GICS(R)) classification of the issuer.


COMMENT 27 - STATEMENT OF ADDITIONAL INFORMATION

      Please move the beneficial ownership table from the exhibit to the body of the statement of additional information and update such table as of less than 30-days from effectiveness of the Registration Statement.

RESPONSE TO COMMENT 27

      The Fund respectfully declines to revise the disclosure as what is included is compliant with the requirements of Form N-1A.


COMMENT 28 - STATEMENT OF ADDITIONAL INFORMATION

      The disclosure states that for purposes of lending of the Fund's portfolio securities, the Fund may accept as collateral "cash, U.S. government securities or other high-grade debt obligations." Please explain how this is consistent with the Staff's position that collateral must be in the form of cash, cash equivalents or U.S. government securities.

RESPONSE TO COMMENT 28

      The reference to "other high-grade debt obligations" is intended to pick up other permitted collateral, including bank letters of credit, which have been viewed as acceptable by the Staff. See, for instance, Adams Express Co., SEC No-Act. (pub. avail. Oct. 9, 1974).

                                    ********

      Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.



                                                Sincerely yours,

                                                CHAPMAN AND CUTLER LLP

                                                By: /s/ Morrison C. Warren
                                                    ---------------------------
                                                        Morrison C. Warren